UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 3, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	FRN Variable Rate Fix dated 2 September 2011
Exhibit No. 2	FRN Variable Rate Fix dated 2 September 2011
Exhibit No. 3	Publication of Prospectus dated 7 September 2011
Exhibit No. 4	Publication of Prospectus dated 7 September 2011
Exhibit No. 5	FRN Variable Rate Fix dated 8 September 2011
Exhibit No. 6	FRN Variable Rate Fix dated 9 September 2011
Exhibit No. 7	Bob Diamond speaks at New York Investor Conference dated 13 September 2011
Exhibit No. 8	Director/PDMR Shareholding dated 14 September 2011
Exhibit No. 9	FRN Variable Rate Fix dated 15 September 2011
Exhibit No. 10	Director/PDMR Shareholding dated 16 September 2011
Exhibit No. 11	Antony Jenkins speaks at investor conference dated 19 September 2011
Exhibit No. 12	FRN Variable Rate Fix dated 19 September 2011
Exhibit No. 13	FRN Variable Rate Fix dated 19 September 2011
Exhibit No. 14	Director/PDMR Shareholding dated 19 September 2011
Exhibit No. 15	FRN Variable Rate Fix dated 20 September 2011
Exhibit No. 16	FRN Variable Rate Fix dated 21 September 2011
Exhibit No. 17	FRN Variable Rate Fix dated 21 September 2011
Exhibit No. 18	FRN Variable Rate Fix dated 27 September 2011
Exhibit No. 19	Total Voting Rights dated 29 September 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 3, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: October 3, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

As Agent Bank, please be advised of the following rate determined on: 02/09/11
Issue	¦ Barclays Bank Plc - Series 172 - USD 2,000,000,000 FRN due 5 December 2011

ISIN Number	¦ XS0403958571
ISIN Reference	¦ 40395857
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 06/09/11 to 05/10/11		Payment Date 05/10/11
Number of Days	¦ 29
Rate	¦ 1.27178
Denomination USD	¦ 50,000	¦ 1,000	¦

Amount Payable per Denomination	¦ 51.22	¦ 1.02	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Exhibit No. 2

As Agent Bank, please be advised of the following rate determined on: 02/09/11
Issue	¦ Barclays Bank Plc - Series 191 - USD 1,350,000,000 FRN due 5 March 2012

ISIN Number	¦ XS0416756327
ISIN Reference	¦ US06765XAB55
Issue Nomin USD	¦ 1,350,000,000
Period	¦ 06/09/11 to 05/12/11		Payment Date 05/12/11
Number of Days	¦ 90
Rate	¦ 1.13056
Denomination USD	¦ 100,000	¦ 1,350,000,000	¦ 1,000

Amount Payable per Denomination	¦ 282.64	¦ Pok3,815,640.00	¦ XS0416756327

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Exhibit No. 3

Publication of Final Terms

The following final terms has been provided to the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of Series 2011-4 €250,000,000 Floating Rate Covered Bonds due 2014 unconditionally and irrevocably guaranteed as to payments by Barclays Covered Bonds LLP under the Barclays Bank PLC €35,000,000,000 Global Covered Bond Programme.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8260N_1-2011-9-7.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the base prospectus relating to the Barclays Bank PLC €35,000,000,000 Global Covered Bond Programme (the "Base Prospectus")) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Exhibit No.4

Publication of Final Terms

The following final terms has been provided to the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of Series 2011-3 €2,000,000,000 2.125 per cent. Covered Bonds due 2014 unconditionally and irrevocably guaranteed as to payments by Barclays Covered Bonds LLP under the Barclays Bank PLC €35,000,000,000 Global Covered Bond Programme.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8261N_1-2011-9-7.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the base prospectus relating to the Barclays Bank PLC €35,000,000,000 Global Covered Bond Programme (the "Base Prospectus")) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Exhibit No.5

As Agent Bank, please be advised of the following rate determined on: 08/09/11
Issue	¦ Barclays Bank PLC - Series 155 - USD 500,000,000 Callable Subordinated FRN due 11 Sep 2017

ISIN Number	¦ XS0229313696
ISIN Reference	¦ 22931369
Issue Nomin USD	¦ 500,000,000
Period	¦ 12/09/11 to 12/12/11		Payment Date 12/12/11
Number of Days	¦ 91
Rate	¦ 0.53683
Denomination USD	¦ 1,000	¦ 100,000	¦ 500,000,000

Amount Payable per Denomination	¦ 1.36	¦ Pok135.70	¦ XS0229313696

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Exhibit No.6

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
EUR 250,000,000.00
MATURING: 08-Sep-2014
ISIN: XS0673964721

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
08-Sep-2011 TO 08-Dec-2011 HAS BEEN FIXED AT 2.224000 PCT

DAY BASIS: ACTUAL/360

INTEREST PAYABLE VALUE 08-Dec-2011 WILL AMOUNT TO:
EUR 5.62 PER EUR 1,000.00 DENOMINATION

Exhibit No.7

13 September 2011

Barclays PLC

Bob Diamond speaks at New York investor conference

Bob Diamond, Chief Executive, Barclays PLC is speaking today at the Barclays Capital Global Financial Services Conference in New York.

A copy of Mr Diamond's remarks, which contain no material new information, will be available for viewing from later today in the Investor Relations section of the Barclays Group website at the link below:

http://group.barclays.com/Investor-Relations

-Ends-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays PLC

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 146,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.

For further information about Barclays, please visit our website

www.barclays.com

Exhibit No.8

14 September 2011

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1. Barclays PLC (the "Company") was notified on 13 September 2011 that, on 9 September

2011,following the re-investment of the interim dividend for the year ended 31 December 2011, the following Directors/Persons Discharging Managerial Responsibilities ("PDMR") and their connected persons had received ordinary shares in the Company as follows at a price of 151.96 pence per share:

Director/PDMR	No. of shares received
R E Diamond Jr	7,975
T Kalaris	26,159

2. The trustee of the Barclays Group Sharepurchase Plan (" Sharepurchase"), an HM Revenue and Customs approved all employee share plan, informed the Company on 13 September

2011 that, on 9 September 2011  it had acquired, and now held as bare trustee of Sharepurchase, the following ordinary shares in the Company, following the re-investment of the interim dividend for the year ended 31 December 2011, for the following Directors/PDMRs at a price of 151.07 pence per share:

Director/PDMR	No. of shares received
C Lucas	21
M Harding	13
R Le Blanc	2

The nominee of the Barclays ESAS Nominee Arrangement confirmed to the Company on 13 September 2011 that the independent trustee of ESAS had on 9 September 2011 exercised its discretion and re-invested an amount equal to the interim dividend for the year ended 31 December 2011 in ordinary shares of the Company at a price of 147.54 pence per share for the following Directors/PDMRs. The number of shares received is as follows:

Director/PDMR	No. of shares received
R E Diamond Jr	10,508
J del Missier	7,570
T Kalaris	4,012
A Jenkins	507
R Le Blanc	494
R Ricci	2,364

The number of shares held in the Barclays ESAS Nominee Arrangement form a proportion of the shares which were provisionally allocated by the trustee under ESAS on 21 March 2006 and 21 March 2007.

4. The independent nominee of the Barclays Corporate Nominee Arrangement notified the Company on 13 September 2011 that it had on 9 September 2011 exercised its discretion and re-invested the interim dividend for the year ended 31 December 2011 in ordinary shares of the Company at a price of 147.54 pence per share for the following Directors/PDMRs. The number of shares received is as follows:

Director/PDMR	No. of shares received
C Lucas	577
R Le Blanc	2,275

The Administrators of the Dividend Reinvestment Plan (the "Plan") notified the Company on 13 September 2011 that on 9 September 2011, following the re-investment of the interim dividend for the year ended 31 December 2011, the following PDMRs and their connected persons had received ordinary shares in the Company under the Plan at a price of 150.46 pence per share. The number of shares received is as follows:

Director/PDMR	No. of shares received
R Broadbent	98
A Carnwath	27
C Lucas	986
A Jenkins	90

The revised total shareholding for each Director following these transactions is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
R E Diamond Jr	13,183,240	-
C Lucas	295,907	-
R Broadbent	44,090	-
A Carnwath	44,239	-

Exhibit No.9

As Agent Bank, please be advised of the following rate determined on: 15/09/11
Issue	¦ Barclays Bank Plc - Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 19/09/11 to 19/10/11		Payment Date 19/10/11
Number of Days	¦ 30
Rate	¦ 1.17994
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦ 1,000

Amount Payable per Denomination	¦ 98.33	¦ Pok1,966,566.67	¦ XS0406399427

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Exhibit No.10

16 September 2011

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

Barclays PLC ("the Company") was notified by a third party custodian on 15 September 2011 that, on 15 September 2011, following the re-investment of the interim dividend for the year ended 31 December 2011, Ms A Carnwath received 264 ordinary shares in the Company at a price of 151.96 pence per share. Following this transaction, Ms Carnwath has a total beneficial interest of 44,503 ordinary shares in the Company.

Exhibit No.11
19 September 2011

Barclays PLC

Antony Jenkins speaks at London investor conference

Antony Jenkins, Chief Executive, Retail and Business Banking, Barclays PLC is speaking today at the KBW UK Day & European Financials Conference in London.

A copy of Mr Jenkins' remarks, which contain no material new information, will be available for viewing from later today in the Investor Relations section of the Barclays Group website at the link below: http://group.barclays.com/Investor-Relations

-Ends-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays PLC

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 146,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com

Exhibit No.12

Re:	BARCLAYS BANK PLC.
GBP 2,000,000,000.00
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Sep-2011 TO 17-Oct-2011 HAS BEEN FIXED AT 1.222630 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 17-Oct-2011 WILL AMOUNT TO:
GBP 51.92 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Exhibit No.13

Re:	BARCLAYS BANK PLC.
GBP 1,000,000,000.00
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Sep-2011 TO 17-Oct-2011 HAS BEEN FIXED AT 1.222630 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 17-Oct-2011 WILL AMOUNT TO:
GBP 51.92 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Exhibit No.14
19 September 2011

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

The Company was notified by a third party custodian on 16 September 2011 that, on 15 September 2011, following the re-investment of the interim dividend for the year ended 31 December 2011, Mr T Kalaris and his connected persons received 6,656 ordinary shares in the Company at a price of 151.96 pence per share.

Exhibit No.15

As Agent Bank, please be advised of the following rate determined on: 20/09/11
Issue	¦ Barclays Bank PLC - Series no 86 - EUR 100,000,000 Subordinated FRN due 22 Mar 2021

ISIN Number	¦ XS0126504421
ISIN Reference	¦ 12650442
Issue Nomin EUR	¦ 100,000,000
Period	¦ 22/09/11 to 22/12/11		Payment Date 22/12/11
Number of Days	¦ 91
Rate	¦ 2.007
Denomination EUR	¦ 100,000,000	¦	¦

Amount Payable per Denomination	¦ 507,325.00	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Exhibit No.16

As Agent Bank, please be advised of the following rate determined on: 21/09/11
Issue	¦ Barclays Bank PLC - Series 143 - EUR 50,000,000 Floating Rate Notes due 23 Dec 2023

ISIN Number	¦ XS0183122398
ISIN Reference	¦ 18312239
Issue Nomin EUR	¦ 50,000,000
Period	¦ 23/09/11 to 23/12/11		Payment Date 23/12/11
Number of Days	¦ 91
Rate	¦ 1.887
Denomination EUR	¦ 50,000,000	¦	¦

Amount Payable per Denomination	¦ 238,495.83	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Exhibit No.17

As Agent Bank, please be advised of the following rate determined on: 21/09/11
Issue	¦ Barclays Bank PLC - Series 159 - USD 1,500,000,000 Floating Rate SUB Note due 23 Mar 2017

ISIN Number	¦ XS0292937165
ISIN Reference	¦ 29293716
Issue Nomin USD	¦ 1,500,000,000
Period	¦ 23/09/11 to 23/12/11		Payment Date 23/12/11
Number of Days	¦ 91
Rate	¦ 0.53056
Denomination USD	¦ 1,500,000,000	¦	¦

Amount Payable per Denomination	¦ 2,011,706.67	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Exhibit No.18

As Agent Bank, please be advised of the following rate determined on: 26/09/11
Issue	¦ Barclays Bank PLC - Series 78 - EUR 100,000,000 Subordinated FRN due 28 Dec 2040

ISIN Number	¦ XS0122679243
ISIN Reference	¦ 12267924
Issue Nomin EUR	¦ 100,000,000
Period	¦ 28/09/11 to 28/12/11		Payment Date 28/12/11
Number of Days	¦ 91
Rate	¦ 1.925
Denomination EUR	¦ 100,000,000	¦	¦

Amount Payable per Denomination	¦ 486,597.22	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Bank of New York Mellon

Exhibit No.19

29 September 2011

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,193,339,401 ordinary shares with voting rights as at 28 September 2011. There are no ordinary shares held in Treasury.

The above figure (12,193,339,401) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.